No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd., notified that after the reports were heard, all the proposals were approved by the 84th Ordinary General Meeting of Shareholders of the Company held on June  24, 2008.

Exhibit 2:

The Articles of Incorporation of Honda Motor Co., Ltd., after the proposal, Partial Amendment to the Articles of Incorporation, was approved by the 84th Ordinary General Meeting of Shareholders of the Company held on June 24, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: August 6, 2008

(TRANSLATION)

June 24, 2008

To our shareholders,

Notice of Resolutions passed by the 84th

Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 84th Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takeo Fukui
President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	Report on the Business Report, consolidated financial statements and unconsolidated financial statements for the 84th Fiscal Year (from April 1, 2007 to March 31, 2008)

2.	Report on the results of the audit of the consolidated financial statements for the 84th Fiscal Year (from April 1, 2007 to March 31, 2008) by the independent auditors and the Board of Corporate Auditors

The contents of these documents were reported.

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year under review will be ¥22 per share.

SECOND ITEM: Election of Twenty-One (21) Directors

The proposal was approved in its original form, and 16 directors were re-elected: Mr. Satoshi Aoki, Mr. Takeo Fukui, Mr. Koichi Kondo, Mr. Atsuyoshi Hyogo, Mr. Mikio Yoshimi, Mr. Takanobu Ito, Mr. Masaaki Kato, Mr. Akira Takano, Mr. Shigeru Takagi, Mr. Tetsuo Iwamura, Mr. Tatsuhiro Oyama, Mr. Fumihiko Ike, Mr. Satoru Kishi, Mr. Kensaku Hogen, Mr. Hiroyuki Yoshino and Mr. Sho Minekawa. Five Directors were newly elected: Mr. Akio Hamada, Mr. Masaya Yamashita, Mr. Hiroshi Soda, Mr. Takuji Yamada and Mr. Yoichi Hojo. They have all assumed their posts.

THIRD ITEM: Election of two (2) Corporate Auditors

The proposal was approved in its original form, and one corporate auditor, Mr. Fumihiko Saito, was re-elected, and one corporate auditor, Mr. Toru Onda, was newly elected. They have assumed their posts.

FOURTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 84th Fiscal Year

The proposal was approved in its original form, and the Company will pay a bonus in the total amount of five hundred and ten million yen (¥510,000,000) to the twenty (20) Directors in office as of the end of the fiscal year (including the total amount of nine million and one hundred and twenty thousand yen (¥9,120,000) to the two (2) outside Directors) and a bonus in the total amount of seventy-seven million yen (¥77,000,000) to the six (6) Corporate Auditors in office as of the end of the fiscal year. The amount of bonus payable to each of the Directors and Corporate Auditors are left to be determined by the Board of Directors with regard to each Director’s bonus, and to the consultation among the Corporate Auditors with regard to each Corporate Auditor’s bonus.

FIFTH ITEM: Payment of Retirement Allowance to Retiring Directors and Corporate Auditors for their Respective Services and Payment of Retirement Allowance to Directors and Corporate Auditors in relation to the Abolition of the System of Payment of Retirement Allowance

The proposal was approved in its original form, and the Company will pay a retirement allowance to the Directors, Mr. Minoru Harada, Mr. Satoshi Toshida, Mr. Koki Hirashima and Mr. Toru Onda, and Corporate Auditors, Mr. Hiroshi Okubo and Mr. Koji Miyajima, who are to resign from their respective offices at the close of this meeting, for the meritorious services that they have rendered to the Company, in accordance with the prescribed standards of the Company. Decisions on matters, such as the amount of each retirement allowance and the time and method of payment of such retirement allowance, was entrusted to the Board of Directors with regard to the retiring Directors and to the consultation among the Corporate Auditors with regard to the retiring Corporate Auditors.

In connection with the decision to abolish the System of Payment of Retirement Allowance to Directors and Corporate Auditors, the Company will pay, in accordance with the prescribed standards of the Company, a final retirement allowance in advance to the sixteen (16) Directors, Mr. Satoshi Aoki, Mr. Takeo Fukui, Mr. Koichi Kondo, Mr. Atsuyoshi Hyogo, Mr. Mikio Yoshimi, Mr. Takanobu Ito, Mr. Masaaki Kato, Mr. Akira Takano, Mr. Shigeru Takagi, Mr. Tetsuo Iwamura, Mr. Tatsuhiro Oyama, Mr. Fumihiko Ike, Mr. Satoru Kishi, Mr. Kensaku Hogen, Mr. Hiroyuki Yoshino and Mr. Sho Minekawa, who were re-appointed as Directors upon approval at this meeting of the matters in the SECOND ITEM on the Agenda, and the one (1) Corporate Auditor, Mr. Fumihiko Saito, who was re-appointed upon approval at this meeting of the matters in the THIRD ITEM on the Agenda and the three (3) Corporate Auditors in office, Mr. Shinichi Sakamoto, Mr. Koukei Higuchi and Mr. Yuji Matsuda, in appreciation for the meritorious services that they have rendered to the Company, in accordance with the prescribed standards of the Company, in relation to their respective terms of office as Directors and/or Corporate Auditors up until the close of this meeting. Decisions on matters, such as the amount of each retirement allowance and the timing and method of payment of such retirement allowance, was entrusted to the Board of Directors with regard to the Directors and to the consultation among the Corporate Auditors with regard to the Corporate Auditors.

SIXTH ITEM: Revision of Amounts of Remuneration Payable to Directors and Corporate Auditors

The proposal was approved in its original form, and the amount of remuneration payable by the Company to the Directors was revised to ninety million yen (¥90,000,000) or less per month (including the amount payable to the outside Directors being three million and five hundred thousand yen (¥3,500,000) or less per month) and the amount of remuneration payable to the Corporate Auditors was revised to eighteen million yen (¥18,000,000) or less per month.

SEVENTH ITEM: Partial Amendments to the Articles of Incorporation

The proposal was approved in its original form, and the contents of the amendments are as follows:

Before Amendment	After Amendment
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 27. (Remuneration of Directors, etc.)	Article 27. (Remuneration of Directors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 33. (Remuneration of Corporate Auditors, etc.)	Article 33. (Remuneration of Corporate Auditors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

*	The underlines indicate the portions amended.

*****************************

At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, Representative Directors and Directors with executive powers were elected, and they have assumed their posts.

As a result, the composition of the Directors of the Company is as follows:

Chairman and Representative Director

Satoshi Aoki

President and Representative Director

Takeo Fukui

Executive Vice President and Representative Director

Koichi Kondo

Chief Operating Officer for Regional Sales Operations (Japan)

Senior Managing Director

Atsuyoshi Hyogo

Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Corporation, Ltd.

Senior Managing Director

Mikio Yoshimi

Compliance Officer

Government & Industrial Affairs

Senior Managing Director

Takanobu Ito

Chief Operating Officer for Automobile Operations

Senior Managing Director

Masaaki Kato

General Supervisor, Quality

Purchasing Operations Support

President and Director of Honda R&D Co., Ltd.

Senior Managing Director

Shigeru Takagi

Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Senior Managing Director

Akio Hamada

Chief Operating Officer for Production Operations

Risk Management Officer

General Supervisor, Information Systems

Senior Managing Director

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Managing Director

Akira Takano

Chief Operating Officer for Customer Service Operations

Managing Director

Tatsuhiro Oyama

Chief Operating Officer for Motorcycle Operations

Managing Director

Fumihiko Ike

Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Managing Director

Masaya Yamashita

Chief Operating Officer for Purchasing Operations

Director

Satoru Kishi

Director

Kensaku Hogen

Director and Advisor

Hiroyuki Yoshino

Director

Sho Minekawa

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

Director

Hiroshi Soda

Chief Operating Officer for Business Support Operations

Chief Officer of Driving Safety Promotion Center

Director

Takuji Yamada

Chief Operating Officer for Power Product Operations

Director

Yoichi Hojo

Chief Operating Officer for Business Management Operations

(Note)	Mr. Satoru Kishi and Mr. Kensaku Hogen are outside director as provided for in Article 2, Paragraph 1, Item 15 of the Company Law.

Also, at the meeting of the Board of Corporate Auditors following the Ordinary General Meeting of Shareholders, full-time Corporate Auditors were re-elected, and they have assumed their posts. As a result, the composition of the Corporate Auditors of the Company is as follows:

Corporate Auditor (full-time)

Toru Onda

Corporate Auditor (full-time)

Shinichi Sakamoto

Corporate Auditor

Koukei Higuchi

Corporate Auditor

Fumihiko Saito

Corporate Auditor

Yuji Matsuda

(Note)	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside corporate auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.

The Company has introduced an operating officer system to facilitate the transfer of authority to regions and local workplaces and to effectively separate the supervisory and executive roles, while also making the Board of Directors more versatile. At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, operating officers were elected, and they have assumed their posts. As a result, the composition of the Operating Officers of the Company is as follows:

Managing Officer

Takashi Yamamoto

General Manager of Saitama Factory of Production Operations

Managing Officer

Suguru Kanazawa

Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Managing Officer

Hiroshi Oshima

Corporate Communications, Motor Sports

Managing Officer

Hidenobu Iwata

General Manager of Suzuka Factory of Production Operations

Operating Officer

Manabu Nishimae

President and Director of Honda Canada Inc.

Operating Officer

Hiroshi Kobayashi

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

General Manager of Asimo Business Office in Regional sales Operations (Japan)

Operating Officer

Gen Tsujii

Production for Production Operations

General Manager of Automobile Production Planning Office in Production Operations

President and Director of Honda Engineering Co., Ltd.

Operating Officer

Koichi Fukuo

Quality, Certification & Regulation Compliance

Operating Officer

Hideki Okada

General Manager of Regional Operation Planning Office in Regional Operations (North America)

Executive Vice President and Director of American Honda Motor Co., Inc.

Operating Officer

Masahiro Takedagawa

President and Director of Honda Siel Cars India Ltd.

President and Director of Honda Motor India Private Ltd.

Operating Officer

Tsuneo Tanai

President and Director of Honda of America Mfg., Inc.

Operating Officer

Yoshiyuki Matsumoto

Automobile Products for Automobile Operations

Operating Officer

Eiji Okawara

Production in China in Production Operations

President of Guangzhou Honda Automobile Co., Ltd.

Operating Officer

Ko Katayama

Manufacturing of Honda Canada Inc.

Operating Officer

Masahiro Yoshida

General Manager of Hamamatsu Factory of Production Operations

Operating Officer

Seiji Kuraishi

President of Dongfeng Honda Automobile Co., Ltd.

Operating Officer

Takashi Nagai

Executive Vice President and Director of Asian Honda Motor Co., Ltd.

Operating Officer

Katsushi Watanabe

General Manager of Kumamoto Factory of Production Operations

Operating Officer

Toshiaki Mikoshiba

East Europe, the Middle & Near East and Africa for Regional Operations

(Europe, the Middle & Near East and Africa)

Executive Vice President and Director of Honda Motor Europe Ltd.

Operating Officer

Yohshi Yamane

General Manager of Corporate Project of the Company

Operating Officer

Takashi Sekiguchi

Executive Vice President and Director of American Honda Motor Co., Inc.

Operating Officer

Takahiro Hachigo

General Manager of Automobile Purchasing Division 2 in Purchasing Operations

[Translation]

ARTICLES OF INCORPORATION

As of June 24, 2008

HONDA MOTOR CO., LTD.

Record of Resolutions of the General Meetings of Shareholders

1.	September 8, 1948	(drafting for Incorporation)
2.	September 24, 1948	(establishment)
3.	November 14, 1949	(amendment)
4.	July 1, 1951	(amendment)
5.	October 25, 1951	(amendment)
6.	April 10, 1952	(amendment)
7.	August 2, 1952	(amendment)
8.	September 20, 1952	(amendment)
9.	December 1, 1952	(amendment)
10.	May 20, 1953	(amendment)
11.	August 16, 1953	(amendment)
12.	September 27, 1953	(amendment)
13.	December 30, 1953	(amendment)
14.	April 17, 1955	(amendment)
15.	October 29, 1955	(amendment)
16.	October 29, 1956	(amendment)
17.	April 27, 1957	(amendment)
18.	October 29, 1957	(amendment)
19.	April 28, 1959	(amendment)
20.	April 28, 1960	(amendment)
21.	October 28, 1960	(amendment)
22.	October 30, 1961	(amendment)
23.	April 26, 1962	(amendment)
24.	October 26, 1962	(amendment)
25.	December 18, 1962	(amendment)
26.	April 28, 1964	(amendment)
27.	October 30, 1970	(amendment)
28.	October 29, 1973	(amendment)
29.	April 26, 1974	(amendment)
30.	April 24, 1975	(amendment)
31.	May 25, 1978	(amendment)
32.	May 22, 1980	(amendment)
33.	May 27, 1982	(amendment)
34.	October 1, 1982	(amendment)
35.	August 19, 1985	(amendment)
36.	May 28, 1987	(amendment)
37.	June 27, 1991	(amendment)
38.	June 29, 1994	(amendment)
39.	June 29, 1999	(amendment)
40.	June 28, 2001	(amendment)
41.	June 25, 2002	(amendment)
42.	June 24, 2003	(amendment)
43.	June 23, 2004	(amendment)
44.	June 23, 2005	(amendment)
45.	June 23, 2006	(amendment)
46.	July 1, 2006	(amendment)
47.	June 22, 2007	(amendment)
48.	June 24, 2008	(amendment)

Chapter I. General Provisions

Article 1.	(Corporate name)

The Company is called Honda Giken Kogyo Kabushiki Kaisha, which is written in English as HONDA MOTOR CO., LTD.

Article 2.	(Objects)

The object of the Company shall be to carry on the following business:

1.	Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircrafts and other transportation machinery and equipment.

2.	Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

3.	Manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

4.	Overland transportation business, marine transportation business, air transportation business, warehousing business, travel business and other transport business and communication business.

5.	Sale of sporting goods, articles of clothing, stationary, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

6.	Financial business, nonlife insurance agency business, life insurance agency business, construction business including building construction work and real estate business including real estate brokerage.

7.	Publishing business, advertising business, translation business, interpretation business, management consultancy business, information services including information processing, information and communication and information provision, industrial planning and design, comprehensive security business and labor dispatch services.

8.	Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

9.	Manufacture, sale and licensing of equipment, parts and supplies and all other relevant business activities and investments relating to each of the foregoing items.

Article 3.	(Location of head office)

The Company shall have its head office in Minato-ku, Tokyo.

Article 4.	(Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1.	Board of Directors

2.	Corporate Auditors

3.	Board of Corporate Auditors

4.	Accounting Auditors

Article 5.	(Method of giving public notices)

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.

Chapter II. Shares

Article 6.	(Total number of shares authorized to be issued by the Company)

The total number of shares authorized to be issued by the Company shall be 7,086,000,000 shares.

Article 7.	(Issuance of shares)

The Company shall issue share certificates representing its issued shares.

Article 8.	(Number of shares constituting one voting unit, and non-issuance of share certificates representing less than one voting unit)

The number of shares constituting one voting unit in the Company consists of one hundred (100) shares.

Notwithstanding the preceding Article, the Company shall not issue any share certificates representing Shares Less Than One Voting Unit; provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

Article 9.	(Request for sale of Shares Less Than One Voting Unit)

A shareholder of the Company (including a beneficial shareholder; the same applies hereinafter) may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Voting Unit already held by that shareholder, constitute one voting unit of shares.

Article 10.	(Procedures relating to shares, etc.)

The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Entry of the name of the transferee of shares in the shareholders’ register, purchase and request for sale of Shares Less Than One Voting Unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Article 11.	(Shareholders’ Register Manager)

The Company shall have a Shareholders’ Register Manager.

The Shareholders’ Register Manager and its place of business shall be decided by resolution of the Board of Directors, and a public notice thereof shall be given.

Preparation and storage of the shareholders’ register (which term shall also include the register of beneficial shareholders in this document) of the Company, the register of stock acquisition rights, and the register of lost share certificates and any other business relating to shares and stock acquisition rights shall be delegated to the Shareholders’ Register Manager and not conducted by the Company.

Article 12.	(Record date)

The shareholders appearing or recorded on the shareholders’ register as of the end of each business year shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such business year.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ register as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors may be deemed the shareholders or registered pledgees entitled to exercise the rights of shareholders or registered pledgees.

Chapter III. General Meeting of Shareholders

Article 13.	(Time of convocation)

The ordinary general meeting of shareholders shall be convened within three months from the day following the end of each business year.

In addition to the above, an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 14.	(Persons to convene meeting)

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President and Director, based upon the resolution of the Board of Directors. If the President and Director is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

Article 15.	(Chairman)

Chairmanship of a general meeting of shareholders shall be assumed by the Chairman of the Board of Directors or the President and Director pursuant to a resolution made in advance by the Board of Directors. If both the Chairman of the Board of Directors and the President and Director are prevented from so doing, one of the other Directors shall do so in the order fixed in advance by the Board of Directors.

Article 16.	(Resolutions)

Except as otherwise provided by laws or ordinances or by the Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present who are entitled to exercise their voting rights thereat.

The special resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting, who must hold one-third or more of the voting rights of shareholders who are entitled to exercise their voting rights.

Article 17.	(Exercise of voting rights by proxy)

Any shareholder or the legal representative may delegate the power to exercise the voting rights to proxy, provided that such proxy shall be one shareholder of the Company who is entitled to voting rights. Such shareholder or proxy shall present to the Company a document evidencing the proxy’s power of representation for each general meeting of shareholders.

Article 18.	(Minutes)

The minutes of general meetings of shareholders shall record the substance of the proceedings at the meetings, the results thereof and other matters as prescribed by laws or ordinances, and such minutes shall be kept on file for ten years at the head office of the Company and the certified copies thereof shall be kept on file for five years at each of the branches of the Company.

Chapter IV. Directors and Board of Directors

Article 19.	(Number of Directors)

Directors of the Company shall be not more than thirty in number.

Article 20.	(Election of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

Article 21.	(Term of Office)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

Article 22.	(Directors with executive powers)

The Board of Directors shall appoint from among the Directors one President and Director and may appoint one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 23.	(Representative Directors)

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, Directors who shall each represent the Company.

Article 24.	(Board of Directors)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 25.	(Notice of meetings of the Board of Directors)

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Directors and Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 26.	(Omission of the resolution of the Board of Directors)

The Company shall deem that there was a resolution of the Board of Directors, if the conditions of Article 370 of the Company Law are satisfied.

Article 27.	(Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 28.	(Number of Corporate Auditors)

Corporate Auditors of the Company shall be not more than seven in number.

Article 29.	(Election of Corporate Auditors)

Corporate Auditors shall be elected by resolution of a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of shareholders who are entitled to exercise their voting rights.

Article 30.	(Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business year ending within four years after their election to office.

The term of office of a Corporate Auditor elected to fill the vacancy of a Corporate Auditor who resigned from his/her office before the expiration of his/her term shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Article 31.	(Board of Corporate Auditors)

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that such Regulations may not preclude the exercise of the power of any Corporate Auditor.

Article 32.	(Notice of Meetings of Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

Article 33.	(Remuneration of Corporate Auditors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

Article 34.	(Business year)

The business year of the Company shall commence on the first day of April each year and end on the last day of March the following year.

Article 35.	(Governance Component deciding dividends from surplus, etc.)

The Company may determine such matters which are described in each item in Paragraph 1, Article 459 of the Company Law by a resolution of the Board of Directors.

Article 36.	(Record date for dividend from surplus)

The record date for the dividends shall be June 30, September 30, December 31 and March 31 of each year.

In addition to the above, the Company may distribute dividends from surplus by determining any record date.

Article 37.	(Limitation period for dividend)

The Company shall be relieved of the obligation to pay dividend upon expiration of three full years from the day they became due and payable.

-End-